Exhibit 99.6

Note to the reader

The monthly report on financial transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring on the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1)
In March 2020, the World Health Organization declared a COVID-19 pandemic. This pandemic and the measures put in place to deal with it have significant impacts, in particular on Quebec’s financial situation.

The Monthly Report on Financial Transactions at July 31, 2020 will be published at the same time as the Update on Québec’s Economic and Financial Situation.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
		April to June
	2019-2020	2020-2021	Change	Change (%)
Own-source revenue	22 651	18 556	-4 095	-18.1
Federal transfers	5 885	6 805	920	15.6
Consolidated revenue	28 536	25 361	-3 175	-11.1
Portfolio expenditures	-25 061	-27 836	-2 775	11.1
Debt service	-1 957	-1 808	149	-7.6
Consolidated expenditure	-27 018	-29 644	-2 626	9.7
SURPLUS (DEFICIT)(2)	1 518	-4 283	-5 801	-
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	-694	-589	105	-
BUDGETARY BALANCE(3)	824	-4 872	-5 696	-

CONSOLIDATED REVENUE

Own-source revenue

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
		April to June
	2019-2020	2020-2021	Change	Change (%)
Income and property taxes
Personal income tax	8 054	7 765	-289	-3.6
Contributions for health services	1 524	1 367	-157	-10.3
Corporate taxes	1 811	1 200	-611	-33.7
School property tax	430	367	-63	-14.7
Consumption taxes	6 071	4 481	-1 590	-26.2
Tax revenue	17 890	15 180	-2 710	-15.1
Duties and permits	1 027	839	-188	-18.3
Miscellaneous revenue	2 815	2 165	-650	-23.1
Other own-source revenue	3 842	3 004	-838	-21.8
Total own-source revenue excluding revenue from government enterprises	21 732	18 184	-3 548	-16.3
Revenue from government enterprises	919	372	-547	-59.5
TOTAL	22 651	18 556	-4 095	-18.1

Federal transfers

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
		April to June
	2019-2020	2020-2021	Change	Change (%)
Equalization	3 281	3 313	32	1.0
Health transfers	1 657	1 724	67	4.0
Transfers for post-secondary education and other social programs	405	415	10	2.5
Other programs	542	1 353	811	149.6
TOTAL	5 885	6 805	920	15.6

CONSOLIDATED EXPENDITURE

Expenditure in other portfolios increased by $560 million (6.9%) to $8.7 billion, due to:

  a $458-million increase in expenditure in the Économie et Innovation portfolio, which stems from tax credits, including those pertaining to multimedia titles and scientific research and experimental development;

  a $318-million increase in expenditure in the Finances portfolio, attributable mainly to the Incentive Program to Retain Essential Workers (IPREW);

  a $236-million increase in expenditure in the Famille portfolio, including a $136-million increase related to the full enhancement of the family allowance announced in the November 2019 Update on Québec’s Economic and Financial Situation;

  a $345-million decrease in expenditure in the Sécurité publique portfolio, attributable to the financial assistance granted in 2019-2020 with respect to flooding in the spring of 2019.

Debt service expenditure decreased by $149 million (7.6%) to $1.8 billion, because of lower interest rates.

CONSOLIDATED EXPENDITURES BY PORTFOLIO(4)
(unaudited data, millions of dollars)
			April to June
	2019-2020	(5)	2020-2021	Change	Change (%)
Éducation et Enseignement supérieur	6 314		6 272	-42	-0.7
Santé et Services sociaux	10 614		12 871	2 257	21.3
Other portfolios(6)	8 133		8 693	560	6.9
Portfolio expenditures	25 061		27 836	2 775	11.1
Debt service	1 957		1 808	-149	-7.6
TOTAL	27 018		29 644	2 626	9.7

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on an accrual basis of accounting. Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, as well as by retirement plans and other employee future benefits and by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable.

For the period April to June 2020, net financial requirements amount to $9.8 billion and are due to:

  the $4.3-billion deficit resulting from the difference between government revenues and expenditures;

  the $801-million financial requirements for investments, loans and advances, due principally to an increase in loans to government enterprises and the loans granted by the Economic Development Fund, especially through support measures for businesses affected by the COVID-19 pandemic;

  the $18-million financial requirements for government capital investments, due to investments of $1.1 billion, partially offset by the amortization expenses of $1.0 billion;(7)

  the $810-million financial surplus related to retirement plans and other employee future benefits liabilities, resulting from an increase in these liabilities of $2.4 billion, less the payment of government employee benefits of $1.6 billion;

  the $5.5-billion financial requirements for other accounts,(8) which stem from:

  significant refunds of tax revenues at the beginning of the fiscal year following the processing of tax returns for the year ending the previous December 31,

  disbursements related to expenditures recorded at the end of 2019-2020, including measures announced in the March 2020 Budget,

  the payment, in June 2020, of accrued interest on the debt.

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
	April to June
	2019-2020	2020-2021
SURPLUS (DEFICIT)(2)	1 518	-4 283
Non-budgetary transactions
Investments, loans and advances	-820	-801
Capital investments	-147	-18
Retirement plans and other employee future benefits	735	810
Other accounts(8)	-3 388	-5 545
Total non-budgetary transactions	-3 620	-5 554
NET FINANCIAL SURPLUSES (REQUIREMENTS)	-2 102	-9 837

APPENDIX 1: BUDGET FORECASTS - CHANGE SINCE THE MARCH 2020 BUDGET

BUDGET FORECASTS FOR 2020-2021
(millions of dollars)
	March 2020		June 2020
	Budget	Adjustments	snapshot	(9)	Change (%)	(10)
REVENUE
Own-source revenue excluding revenue from government enterprises	90 789	-8 451	82 338		-6.3
Revenue from government enterprises	4 814	-1 498	3 316		-27.2
Federal transfers	25 692	4 089	29 781		18.4
Total consolidated revenue	121 295	-5 860	115 435		-1.8
EXPENDITURE
Portfolio expenditures	-110 300	-5 204	-115 504		11.4
Debt service	-8 266	-38	-8 304		8.6
Total consolidated expenditure	-118 566	-5 242	-123 808		11.2
Provision for economic risks and other support and recovery measures	-	-4 000	-4 000		-
SURPLUS (DEFICIT)(2)	2 729	-15 102	-12 373		-
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	-2 729	162	-2 567		-
Use of the stabilization reserve	-	14 940	14 940		-
BUDGETARY BALANCE(3)	-	-	-		-

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APPENDIX 2: EXPENDITURES BY MISSION

Government expenditures are broken down into five missions that focus on public services. This breakdown of government expenditure in its main areas of activity is a stable indicator over time, as it is generally not influenced by ministerial changes. Moreover, since this breakdown is also used in the Public Accounts, its presentation in the monthly report on financial transactions allows for a better monitoring of actual results over the course of the year.

The missions dedicated to public services are:

  Health and Social Services, which consists primarily of the activities of the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec;

  Education and Culture, which consists primarily of the activities of the education networks, student financial assistance, programs in the culture sector and immigration-related programs;

  Economy and Environment, which primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support;

  Support for Individuals and Families, which includes, in particular, last resort financial assistance, assistance measures for families and seniors, and certain legal aid measures;

  Administration and Justice, which consists of the activities of the legislature, central bodies and public security, as well as administrative programs.

CONSOLIDATED EXPENDITURES BY MISSION EXCLUDING DEBT SERVICE
(unaudited data, millions of dollars)
April to June
	2019-2020	(5)	2020-2021
Health and Social Services	10 350		12 564
Education and Culture	6 550		6 585
Economy and Environment	3 282		3 511
Support for Individuals and Families	2 650		2 897
Administration and Justice	2 229		2 279
TOTAL	25 061		27 836

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the financing of public services can be found on pages 13 to 18 of the document titled “Budgetary Process and Documents: Public Financial Accountability” (in French only).

Notes

(1)	The government’s accounting policies can be found on pages 91 to 102 of the Public Accounts 2018-2019.
(2)	Balance as defined in the Public Accounts.
(3)	Budgetary balance within the meaning of the Balanced Budget Act.
(4)	Consolidated expenditures by mission are presented in Appendix 2.
(5)	Certain expenditures were reclassified between portfolios and between missions to consider the transition to the 2020-2021 budgetary structure.
(6)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(7)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(8)

The surpluses or financial requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

(9)

The presentation of the budgetary information in this monthly report is consistent with that of the financial framework as published on page D.12 of Québec’s Economic and Financial Situation - 2020-2021.

(10)	This is the annual change compared to preliminary results in 2019-2020.

For more information, contact the Direction des communications of the Ministère des Finances at 418 528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.